Mail Stop 6010

May 31, 2006

James F. Mongiardo, Chief Executive Officer, President and Chief Financial Officer
Advanced Sports Technologies Inc
2 Briar Lane
Natick, Massachusetts 01760

Via U S Mail and FAX [(508) 647-5673]

> **Re:** **Advanced Sports Technologies Inc**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Forms 10-QSB for 2005**
> **File No.333-106299**

Dear Mr. Mongiardo

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended December 31, 2005

Management's Discussion and Analysis

1.   Please revise to include a section for results of operations that discusses the expense amounts included in the statements of operations each period.

Financial Statements

Statements of Operations, page 3

2.   Please revise your statements of operations to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F.

3.   The loss on termination of license would appear to be an operating activity and should be included in operating expenses rather than other income and expense. In addition, the statements of operations have two captions that have loss from operations. Please revise to distinguish between operation and non-operating items.

Note 1 (A) Organization and Basis of Presentation , page 8

4.   Please revise to disclose the basis for accounting for the merger as a recapitalization. Clarify who is the acquiree and acquirer, whether they were related parties prior to the merger and the consideration that was exchanged to consummate the merger. The basis for the periods that the operations are included for each of these entities should also be discussed. In addition, clarify how you determined and recorded the value of the stock and 6.5 millions warrants issued at the time of the merger. The accounting for this transaction should be clearly disclosed.

5.   We note that the Form 8-K filed September 23, 2005 indicates that this transaction is both a reverse merger and recapitalization. Please note that a reverse merger and a recapitalization are different methods to account for a business combination. Refer to SFAS 141. Please revise to clarify the specific accounting treatment and the basis for this treatment. In addition, tell us why you include pro forma adjustments to remove the historical expenses of Advanced in your Form 8-K.

Mr. James F. Mongiardo

Note 3 License Agreement, page 12

6.   Please tell us where the licenses at December 31, 2005 of $1,559,093 are reflected on the balance sheet.

 Note 6 Stockholders Equity, page 12

7.   Please revise to disclose how you valued each of the stock issuances in Note 6.B, including significant methodologies and assumption used. We note cash issuances were at $.10 and $.45 per share. Please clarify how you determined the price of $.10 per share. In addition, clarify how you determined the fair value of $.03 per share of the 5 million shares issued in 2005 for services. Your reference to "recent market prices" in Note 7 is not clear since your stock is not listed or traded on any exchange.

Note 7 Related Party Transactions, page 13

8.   We read in Item 2 that you have been receiving office space from your sole officer on a rent-free basis. Please explain to us how you recorded the fair value of this office space as a contribution of capital from your officer. Tell us how you applied the guidance in SAB Topic 1:B:1.

Note 10 Going Concern, page 16

9.   Please revise to disclose your specific viable plan of operations, including your plan and time frame and expected funding needs to fully develop your products and services. In addition, disclose the expected sources of your financing needs. Your "strategic plans" discussed in Note 10 should be disclosed. You should also discuss the expected impact if you are not able to raise the necessary financing. Additional disclosure should be included in MD&A. Please refer to FRC 607.02.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

Mr. James F. Mongiardo
Advanced Sports Technologies Inc

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676, if you have questions regarding our comments. In our absence you may contact, Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief